UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MICT, Inc.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

595117102

(CUSIP Number)

Mr. Simon Erroll Prior-Palmer

19 Earls Court Gardens

London, United Kingdom

SW5 0SZ

+44 7770 281104

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595117102

1.	Names of Reporting Person. Mr. Simon Erroll Prior-Palmer
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 2,338,760

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 2,338,760

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,338,760

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.1% (1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based on 11,107,714 shares outstanding as of June 15, 2020 (as disclosed by MICT in its Form 10-Q filed with the SEC on June 16, 2020).

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, par value $0.001 per share (the “Shares”), of MICT, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is: MICT, Inc., 28 West Grand Avenue, Ste. 3, Montvale, NJ 07645.

Item 2. Identity and Background.

(a) This report is filed by Mr. Simon Erroll Prior-Palmer, an individual (the “Reporting Person”).

(b) Mr. Prior-Palmer has a business address of 19 Earls Court Gardens, London, United Kingdom, SW5 0SZ.

(c) The principal occupation of Prior-Palmer is an investor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Prior-Palmer is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were purchased with general personal funds in open market purchases. The aggregate purchase price of the 2,338,760 Shares owned directly by Mr. Prior-Palmer is approximately $2,056,399.

Item 4. Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, from time to time, acquire additional shares or dispose of all or a portion of the ordinary shares beneficially owned by them either in the open market or in privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) Based on 11,107,714 ordinary shares outstanding on June 15, 2020, Mr. Prior-Palmer owned 2,338,760 Shares, or 21.1%, of the total outstanding Issuer Shares as of June 15, 2020.

Additionally, on April 21, 2020, the Issuer entered into a series of Note Purchase Agreements with certain investors, including Mr. Prior-Palmer, pursuant to which, among other things, Mr. Prior Palmer purchased from the Issuer certain convertible notes (the “Convertible Notes”) with an aggregate principal amount of approximately $1,146,825. The Convertible Notes are convertible into Shares of Issuer Common Stock at a conversion price of $1.10 per Share. Therefore, the Convertible Notes are initially convertible into approximately 1,042,568 Shares. As set forth in Item 6 below, the Convertible Notes are not convertible until shareholder approval is obtained, and conversions are thereafter limited by the Ownership Blocker (as defined below).

(b) Mr. Prior-Palmer has sole voting and dispositive power over all of the Shares.

(c) The Reporting Persons did not effect any transactions in the Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Convertible Note

On April 21, 2020, the Issuer entered into a series of Note Purchase Agreements with certain investors, including Mr. Prior-Palmer, pursuant to which, among other things, Mr. Prior Palmer purchased from the Issuer Convertible Notes with an aggregate principal amount of approximately $1,146,825. The Convertible Notes are convertible into Shares of Issuer Common Stock at a conversion price of $1.10 per Share. Therefore, the Convertible Notes are initially convertible into approximately 1,042,568 shares (the “Conversion Shares”).

Subject to approval of the Issuer’s stockholders of an increase in the number of the Issuer’s authorized shares of common stock to allow for the conversion of the Convertible Notes into MICT’s common stock, the Convertible Notes shall be convertible into common stock at the option of the purchasers at any time and from time to time. Upon the occurrence of certain events, including, if approval from MICT’s shareholders with respect to the issuance of shares of common stock underlying the Convertible Notes, as required by the applicable rules and regulations of Nasdaq, is not obtained by June 30, 2020, or if MICT has failed to amend its certificate of incorporation to increase the number of shares authorized for issuance to cover the Conversion Shares by June 30, 2020, the purchasers are permitted to require the Issuer to redeem the Convertible Notes, including any interest that has accrued thereunder, for cash.

Pursuant to the Convertible Note, the Issuer may not effect any conversion of the Convertible Note, and a holder of the Convertible Note does not have the right to convert any portion of the Convertible Note, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other persons acting as a group together with such holder or any of such holder’s affiliates, would beneficially own a number of Shares in excess of 19.99% of the shares of Issuer Common Stock then issued and outstanding (“Ownership Blocker”).

The form of Convertible Note is incorporated herein by reference as Exhibit 99.1 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description
99.1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on April 21, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 29, 2020

	By:	/s/ Mr. Simon Erroll Prior-Palmer
	Name:	Mr. Simon Erroll Prior-Palmer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)